*Filed pursuant to Rule 497(a)*
*File No. 333-257157*
*Rule 482 ad*



## Are retail investors the LPs of the future?

Not everyone should invest in venture capital, but everyone should have the *option* to invest in venture capital.

Or so says the **Fundrise Innovation Fund**.

The pioneering fund has already raised $125m+ in its bid to level the playing field in one of the asset classes still largely untouched by the retail revolution.

With a portfolio of some of the biggest names in tech, the **Fundrise Innovation Fund** is making it easier than ever for *anyone* to "get in early."

**Explore the Portfolio**

*Carefully consider the investment material before investing, including objectives, risks, charges, and expenses. This and other information can be found in the Innovations Fund's prospectus at* **Fundrise.com/Innovation**. *This is a paid advertisement.*